Deal Highlights


Simone Leigh
(b. 1967)
View All (4)

Sec.gov

Initial Offering	$416,000
Painting	107 (Face Jug Series) (2019)
Dimensions	17 x 7 x 8
Progress	65%

INVEST NOW

Artist Overview

Record Price Growth

82%

Simone Leigh's market has seen significant growth in recent years, with a 82% Annual Record Price Growth Rate based on data from 2017 to 2025.


$6m
$4m
$2m
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18
19
20
21
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25

Major Institutional Prestige

Simone Leigh has exhibited at the Venice Biennale, the Guggenheim Museum, and the Tate London over the past 10 years. Her rising institutional success has been mirrored in her auction success.



NEW YORK, NY



NEW YORK, NY

#1 Selling Female Sculptor This Decade

From '20-'25, Simone Leigh has sold more than $20 million in sculptures at auction, more than any other contemporary (b. post-1945) female artist in the category.



15.4% Total Return

In April of 2023, we sold a Simone Leigh sculpture that delivered a 15.4% total net return after holding the work for just 36 days.

Offering Size	$1,110,000
Sold For	$1,325,000
Profit from $10K Investment	$1,500 after all fees

Offering Details

Attractive Price on Comparable Work

In 2023, a similar work from this series sold at Christie's auction for $630k, beating its estimates. Our offering is avaiable for $416k, a price point we believe represents a compelling entry point into this series of work.


109 (Face Jug Series), (2019)
Sold For $630,000
May 2023, Christie's
107 (Face Jug Series), (2019)
Available Now: $416,000
March 2026, Masterworks

Sculpture Exposure

Simone Leigh is one of the few sculptors we offer on the platform, representing a compelling diversification opportunity. As one of the top postwar sculptors working today, we believe Leigh is poised for long-term growth.

